UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Geospace Technologies Corporation
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

37364X109
(CUSIP Number)

December 31, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[_] Rule 13d-1(b)
[x] Rule 13d-1(c)
[_] Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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1. Names of Reporting Persons. Lemelson Capital Management,
LLC 46-0610458
2. Check the Appropriate Box if a Member of a Group
   (a) [_]
   (b) [_]
3. SEC Use Only
4. Citizenship or Place of Organization
       	Massachusetts
5. Sole Voting Power
0 shares
6. Shared Voting Power
1,266,000 shares
7. Sole Dispositive Power
0	shares
8. Shared Dispositive Power
1,266,000 shares
9. Aggregate Amount Beneficially Owned by Each Reporting
Person Lemelson Capital Management, LLC - 1,266,000 shares
10. Check if the Aggregate Amount in Row (9) Excludes Certain
Shares [_]
11. Percent of Class Represented by Amount in Row (9)
Lemelson Capital Management, LLC - 9.0%
12. Type of Reporting Person
       Lemelson Capital Management, LLC - 00 (Limited Liability
Company)

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1.	Names of Reporting Persons.
Gregory Lemelson
Not applicable
2.	Check the Appropriate Box if a Member of a Group
   	(a)  [_]
   	(b)  [_]
3.	SEC Use Only
4.	Citizenship or Place of Organization Gregory Lemelson
- United States
5.	Sole Voting Power 0 shares
6.	Shared Voting Power1,266,000 shares
7.	Sole Dispositive Power 0 shares
8.	Shared Dispositive Power 1,266,000 shares
9.	Aggregate Amount Beneficially Owned by Each
Reporting Person Gregory Lemelson - 1,266,000 shares
10.	Check if the Aggregate Amount in Row (9) Excludes
Certain Shares [_]
11.	Percent of Class Represented by Amount in Row (9)
Gregory Lemelson - 9.0%
12.	Type of Reporting Person
Gregory Lemelson - IN
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ITEM 1.
(a)	Name of Issuer:
       Geospace Technologies Corporation
(b)	Address of Issuer's Principal Executive Offices:
       7007 Pinemont Drive
       Houston, Texas 77040-6601
ITEM 2.
(a)	Name of Person Filing:
       Lemelson Capital Management, LLC Gregory Lemelson
(b)	Address of Principal Business Office, or if None,
Residence:
       Lemelson Capital Management, LLC
Gregory Lemelson
       225 Cedar Hill Street, Suite 200
       Marlborough, MA 01752
(c)	Citizenship:
Lemelson Capital Management, LLC- Massachusetts
Gregory Lemelson - United States
(d)	Title of Class of Securities:
Common Stock, $0.01 par value
(e)	CUSIP Number:
37364X109
ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO
SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK
WHETHER THE PERSON FILING IS A:
(a)	[_]	Broker or dealer registered under Section 15 of
the Act (15 U.S.C. 78o).
(b)	[_]	Bank as defined in Section 3(a)(6) of the Act (15
U.S.C. 78c).
(c)	[_]	Insurance company as defined in Section
3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[_]	Investment company registered under Section 8
of the Investment Company Act of 1940 (15 U.S.C. 80a-
8).
(e)	[_]	An investment adviser in accordance with
ss.240.13d-1(b)(1)(ii)(E);
(f)	[_]	An employee benefit plan or endowment fund in
accordance with ss.240.13d-1(b)(1)(ii)(F);
(g)	[_]	A parent holding company or control person in
accordance with ss.240.13d-1(b)(1)(ii)(G);
(h)	[_]	A savings associations as defined in Section 3(b)
of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[_] 	A church plan that is excluded from the
definition of an investment company under section
3(c)(14) of the Investment Company Act of 1940 (15
U.S.C. 80a-3);
(j)	[_] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.
Provide the following information regarding the aggregate
number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: Lemelson Capital
Management, LLC - 1,266,000 Gregory Lemelson -
1,266,000
(b)	Percent of class: Lemelson Capital Management, LLC -
9.0% Gregory Lemelson - 9.0%
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:
Lemelson Capital Management, LLC - 0 shares
Gregory Lemelson - 0 shares
(ii)	Shared power to vote or to direct the vote:
Lemelson Capital Management, LLC -
1,266,000 shares
Gregory Lemelson - 1,266,000 shares
(iii)	Sole power to dispose or to direct the disposition
of:
       Lemelson Capital Management, LLC - 0 shares
       Gregory Lemelson - 0 shares
(iv)	Shared power to dispose or to direct the
disposition of
Lemelson Capital Management, LLC -
1,266,000 shares
       Gregory Lemelson - 1,266,000 shares
ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF
A CLASS.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

INSTRUCTION: Dissolution of a group requires a response to this item.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT
ON BEHALF OF ANOTHER PERSON.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.
ITEM 7. IDENTIFICATION AND CLASSIFICATION OF
THE SUBSIDIARY WHICH ACQUIRED THE SECURITY
BEING REPORTED ON BY THE PARENT HOLDING
COMPANY.

If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under
Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF
MEMBERS OF THE GROUP.

If a group has filed this schedule pursuant to ss.240.13d-
1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.
See Item 5.

ITEM 10. CERTIFICATIONS.

The following certification shall be included if the statement is filed pursuant to S.240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LEMELSON CAPITAL MANAGEMENT, LLC
       By: /s/ John Zoraian
       John Zoraian
       Chief Financial Officer
GREGORY LEMELSON
       By: /s/ Gregory Lemelson
       Gregory Lemelson, individually

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
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CUSIP No. 37364X109
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